                                                 File No. 70-9483


               SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C.  20549

                         AMENDMENT NO. 4
                               TO
                            FORM U-1

                   APPLICATION OR DECLARATION

                              UNDER

         THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935



    Allegheny Energy, Inc.
    10435 Downsville Pike
  Hagerstown, Maryland 21740

   Allegheny Energy Service
         Corporation
     800 Cabin Hill Drive
     Greensburg, PA 15601


   West Penn Power Company
     800 Cabin Hill Drive
Greensburg, Pennsylvania 15601

       AYP Energy, Inc.
    10435 Downsville Pike
  Hagerstown, Maryland 21740


            (Name of companies filing this statement
          and addresses of principal executive offices)
                      _____________________
                     Allegheny Energy, Inc.

  (Name of top registered holding company parent of applicants)

                    Thomas K. Henderson, Esq.
                         Vice President
                     Allegheny Energy, Inc.
                      10435 Downsville Pike
                   Hagerstown, Maryland 21740

             (Name and address of agent for service)

The Commission is requested to send copies of all notices, orders and communications in connection with this Application-
                         Declaration to:

                    Thomas K. Henderson, Esq.
                         Vice President
                      Allegheny Energy, Inc
                      10435 Downsville Pike
                 Hagerstown, Maryland 21740-1766



1.   Applicants hereby amend Item No. 1 Description of

Proposed Transaction by adding the following to the end of

Section E. Transfer of Generating Assets by West Penn and

Acquisition of the Generating Assets by Energy Subsidiary:



      Upon  the closing date and for so long as any of  West

Penn's  first mortgage bonds remain outstanding, West Penn's transmission and distribution assets will remain subject  to

West  Penn's First Mortgage Bond Indenture dated as of March

1,  1916  (the  "First Mortgage").  West  Penn  will  remain responsible  for the payment of all principal  and  interest due  on the outstanding bonds under the First Mortgage  Bond

Indenture.    As  of  November  8,  1999,  West   Penn   has

approximately  $156,791,000  of outstanding  First  Mortgage

Bonds.



      Upon  the  closing date, all of West Penn's generation

assets  being  sold to Energy Sub (the "Generation  Assets")

will be released from the lien of the First Mortgage through

compliance  with  provisions of the  First  Mortgage.   Upon

receipt  by  the  bond  trustee of  a  combination  of  cash

(approximately   $160  million)  and   a   promissory   note

(approximately $812 million) in the aggregate  equal  to  or greater  than  the fair value of the Generation Assets,  along with  a purchase money mortgage on such property, and  other certificates,  opinions  and documents  required  under  the

First Mortgage, the Generation Assets will be released.  The


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release  provisions  of the First Mortgage  do  not  require

Energy   Sub   to  become  an  obligor  under  West   Penn's

outstanding  first mortgage bonds.  However, the  Generation

Assets  will be encumbered by a new purchase money  mortgage that will secure the purchase money note that West Penn will receive  from Energy Sub and deposit with the First Mortgage

Bond  Trustee.   The purchase money note  will  continue  to

secure  West  Penn's  payment obligations  under  the  First

Mortgage.





2.    Applicants  hereby  amend Item  No.  6,  Exhibits  and

Financial   Statements  by  filing  herewith  the  following

exhibits and financial statements:



Item 6.     EXHIBITS AND FINANCIAL STATEMENTS

  A.   Exhibits

          B-11  Form of Service Agreement to be entered into

          between  Allegheny Energy Service Corporation  and

          Energy Subsidiary and AESC and GENCO.


          D-3   Acceptance by the FERC of Market Rate Tariff

          for GENCO.



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          D-5  Approval by FERC regarding Transfer of Shares

          of AGC from West Penn to Energy Subsidiary.


          D-7  Approval by FERC of transfer of West Penn's rights

          under the OVEC Agreement to Energy Sub and from

          Energy Sub to GENCO (see approval filed as Exhibit D-5).





  B.   Financial Statements


          FS-4     West Penn Power Company

          Pro Forma Capitalization Ratios Reflecting

          Recapitalization and Formation of Generation

          Company (filed pursuant to Confidential Request).



          FS-5     Allegheny Energy, Inc.

          Pro Forma Capitalization Ratios (filed pursuant to

          Confidential Request).



           FS-6      Genco cash forecast through December 31,

           2000 (filed pursuant to Confidential Request)



           FS-7      Asset Transfer Book Values


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3.    Applicants  hereby amend Item No.  1.  Description  of

Proposed   Transaction  by  deleting  the  paragraph   under

subsection   1.  Contributions  to  Energy  Subsidiary   and

Transfer   of  Associated  Liabilities  under   Section   D.

Formation   of   Energy  Subsidiary  and  substituting   the

following therefor:



          Contributions by Allegheny or West Penn to  Energy

          Subsidiary  may  take the form of any  combination

          of:  (1)  purchases of capital shares, partnership

          interests,  member interests in limited  liability

          companies,  trust certificates or other  forms  of

          equity  interests (collectively, "Capital Stock");

          (2)  open  account advances without interest;  (3)

          loans;  and  (4)  Guarantees, (as defined  below),

          issued   in   support  of  securities   or   other

          obligations of Energy Subsidiary.  West Penn  will

          transfer the Associated Liabilities with the other

          generation-related  assets to  Energy  Subsidiary.

          West  Penn  will contribute two notes payable  to,

          and   retire   a  note  receivable  from,   Energy

          Subsidiary  in this transaction.  All three  notes

          involved in this transaction are described in  the

          following paragraphs.  One promissory note is from

          Energy Sub to West Penn in payment for West Penn's


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          assets, the other two promissory notes are capital

          contributions from West Penn to Energy Sub.





Purchase Money Note

     The  Purchase  Money  Note is an interest-bearing  note

issued  by  Energy Sub to West Penn as part of the  purchase price for the acquisition of the Generating Assets.  It will be  recourse  to  Energy  Sub and will  be  secured  by  the

Generating  Assets.   West Penn will  deposit  the  Purchase

Money  Note  with  the bond trustee for its  First  Mortgage

Indenture   as  security  until  such  time  as  a   special

redemption is called on the outstanding First Mortgage Bonds covered  by the First Mortgage Indenture.  After the special redemption, the trustee will return the Purchase Money  Note

to  West  Penn.   This  note plus accrued  interest  is  the

obligation of Energy Sub.





Balancing Note

     The  purpose of this note is to capitalize the business

of Energy Sub and to ensure that initially it has a positive net  worth. In addition to selling its Generating Assets  to

Energy Sub, West Penn will transfer "other generating assets and  liabilities" to Energy Sub which are listed on  Exhibit

FS-7  attached hereto.  West Penn anticipates  that  on  the


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closing  date,  the amount of liabilities to be  transferred will  exceed the amount of assets under the category  "other generating  assets  and liabilities" by  approximately  $605 million.  These Other Assets and Liabilities, along with the

Generating  Assets,  will  subsequently  be  distributed  by

Energy  Sub  to  GENCO.  In order to maintain  Energy  Sub's liquidity  after this transfer, West Penn will contribute  a non-interest-bearing note payable to Energy Sub equal to the amount of the excess of the Other Liabilities over the Other

Assets.   But for the contribution of this Note, there could

be adverse tax consequences to West Penn and Energy Sub.





Liquidation Note

     In  order  for Energy Sub to be deemed as the  recourse

obligor for tax purposes on the Purchase Money Note, it must have  assets in excess of its liabilities. Accordingly, West

Penn will capitalize Energy Sub with cash equivalent to  the amount  needed  to  make the special redemption,  plus  this

Liquidation Note.  The purpose of the Liquidation Note is to ensure  that  Energy  Sub  is solvent  once  it  issues  the

Purchase  Money  Note in connection with the acquisition  of the  Generating Assets from West Penn.  Energy Sub  will  be liable to West Penn for the face value of the Purchase Money

Note,  plus  accrued interest.  In order for Energy  Sub  to have  sufficient  assets to satisfy  this  face  value  plus


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accrued   interest,  the  Liquidation  Note  must  have   an

aggregate  principal  value in  excess  of  this  sum.   The

Liquidation  Note will be non-interest bearing  and  have  a term  of  three months.  Estimates are that the  Liquidation

Note must have a principal amount of  $20 million dollars in excess of the principal amount of the Purchase Money Note in order to achieve this desired liquidity.



     After  West Penn receives the Purchase Money Note  back

from  the  First Mortgage Indenture, Energy Sub  can  return this  note to West Penn and satisfy its liability under  the

Purchase Money Note, plus accrued interest.




Distribution from Energy Sub to West Penn

     The Liquidation Note will be substantially extinguished

in  payment of the Purchase Money Note and interest  accrued

thereon.   Energy Sub will distribute the remaining  amounts

of  both the Liquidation Note and the Balancing Note to West

Penn  either  at  the  same  time,  or  shortly  after,  the distribution  of  GENCO  limited liability  interests  (i.e.

stock)  to West Penn.  Both of these notes are necessary  in order  to achieve the transfer of the Generating Assets  and associated other assets and liabilities to GENCO  in  a  tax

efficient   manner,  while  also  satisfying   West   Penn's

obligations  under the First Mortgage Bond Indenture.   None

of  these three notes will be transferred to GENCO. Nor will


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they survive past the transfer of assets and liabilities  to

GENCO  (except  for  the  time required  for  administrative purposes).



     The   source   of   funds  for   direct   or   indirect

contributions   by  Allegheny  to  Energy  Subsidiary   will

include:  (1)  dividends received from  operating  companies that  are  derived  from  proceeds of  sales  of  energy  to customers; and (2) other available cash resources.  Loans by

Allegheny or West Penn to Energy Subsidiary will not  exceed

$100  million in the aggregate outstanding at any one  time.

Each  loan  will have a maturity of less than one  year  and will  have  an interest rate that is designed to  provide  a return  to  Allegheny or West Penn equal to  Allegheny's  or

West Penn's, as the case may be, effective cost of capital.





4.    Applicants  hereby amend Item No.  1.  Description  of

Proposed Transaction by adding the following paragraph after the  first paragraph under Section E. Transfer of Generating

Assets by West Penn and Acquisition of the Generating Assets

by Energy Subsidiary as follows:



          The  promissory note will bear interest  from  the

          closing date at a market rate, which rate will not

          exceed 7.49%.  The term of the note will be  three

          months.


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


5.    Applicants  hereby amend Item No.  1.  Description  of

Proposed Transaction by deleting subsection t. under Section

1.  Transactions Related to the Formation and Capitalization

of  Energy Subsidiary under Section C. Overview of Requested

Approvals and substituting the following therefor:



          t.    that Allegheny Energy, Inc. may make  loans,

          guarantees and support agreements to and for GENCO

          as  deemed necessary, through July 31, 2005, up to

          an  aggregate of $900 million (in addition to  the

          $500  million  referred to in  (o)  above  and  in

          addition to the promissory note referred to in  (c)

          above);





6.    Applicants  hereby amend Item No.  1.  Description  of

Proposed Transaction by deleting subsection d. under Section

1.  Transactions Related to the Formation and Capitalization

of  Energy Subsidiary under Section C. Overview of Requested

Approvals and substituting the following therefor:



         d.   the transfer by West Penn of its generation

          related assets, including AGC stock and accounts

          receivable, and net liabilities and debt,

          including outstanding pollution control and solid


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          waste disposal obligations, deferred income taxes,

          adverse purchase contracts and accounts payable

          (collectively referred to as the "Associated

          Liabilities") to Energy Subsidiary (see Exhibit FS-

          7 for a description of those items and their book

          values); capital contributions by West Penn of

          notes payable to Energy Subsidiary; and the

          acquisition by Energy Subsidiary of the Associated

          Liabilities and such notes from West Penn;





7.    Applicants  hereby amend Item No.  1.  Description  of

Proposed Transaction by deleting subsection c. under Section

1.  Transactions Related to the Formation and Capitalization

of  Energy Subsidiary under Section C. Overview of Requested

Approvals and substituting the following therefor:



          c.   the issuance by Energy Subsidiary to West

          Penn of a promissory note in partial consideration

          for the Generating Assets in a principal amount of

          approximately $812 million, secured by a purchase

          money mortgage on the Generating Assets;





8.    Applicants  hereby amend Item No.  1.  Description  of

Proposed Transaction by adding three paragraphs to  the  end


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of  subsection  1.  Guarantee  Authority  under  Section   K

Financing Authority as follows:



     Allegheny has requested authority to provide parent-

supported financing or parent guarantees up to an aggregate

of $900 million to support the growth of GENCO's business.

Guarantees may be utilized as credit support for GENCO.

GENCO requires the flexibility to issue indebtedness in many fashions, some of which may require parent support and/or a

parent guarantee because it is a newly created company.

Moreover, the growth of its trading, marketing and brokering activities will require significant parent guarantees.

Allegheny proposes to engage in these activities through

July 31, 2005.  The terms and conditions of the Guarantees

will be established through arms' length negotiations based

upon current market conditions and any Guarantee will be non-

recourse to the system operating companies unless otherwise

authorized.



     A portion of the guarantee authority sought herein will

be  used by Allegheny to guarantee the outstanding debt that will be transferred to GENCO as part of the AYP Energy, Inc.

asset  move.   The  asset will be transferred  to  GENCO  in

exchange  for  GENCO assuming the outstanding  debt  of  AYP

Energy, Inc.  Currently, the outstanding balance of the  AYP

Energy  indebtedness  is $130 million.   Allegheny  requests

authority  to  continue its guarantee of  that  indebtedness


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when  the asset and indebtedness transfer to GENCO.  Another

portion  of  the  guarantee  authority  will  be  used   for

Allegheny to provide credit support for GENCO's $200 million commercial paper program, if necessary.  Another portion  of the  guarantee authority would be used to provide guarantees for  counterparty agreements that are entered  into  in  the ordinary course of business.



     Allegheny also seeks authority to issue loans to  GENCO

up to $100 million in order to provide liquidity to GENCO on a short-term basis and to facilitate cash management.  GENCO needs  the  flexibility to be able to obtain parent  company

loans  if the need arises in its business operations.   Each

loan from Allegheny will have less than a one year term  and will  have  an interest rate that is designed to  provide  a return  to Allegheny equal to Allegheny's effective cost  of capital.  The aggregate amount of loans will not exceed $100 million outstanding at any one time.





9.    Applicants  hereby amend Item No.  1.  Description  of

Proposed Transaction by adding the following to the  end  of subsection  2. GENCO Independent Financing under Section  K.

Financing Authority as follows:



   GENCO has requested authority to issue up to $500

million in general financing through July 31, 2005.  GENCO


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proposes to use up to $200 million of that amount to support short-term operating needs by establishing a commercial

paper/bank note program which will be rated by credit rating agencies.  GENCO will issue commercial paper on an as-needed basis.  The commercial paper will be issued in denominations of $100,000 or greater, with maturities not to exceed 270

days.  The rate on the commercial paper will be a spread

over the LIBOR rate.  Assuming a low rating of GENCO's

commercial paper program from the rating agencies and a

three-month maturity, the interest rate on the commercial

paper would be LIBOR plus 100 basis points.  The LIBOR rate

on November 10, 1999 was 6%.  Therefore, an assumed rate on

November 10, 1999 would be 7%.



     Additionally, GENCO proposes to issue or obtain other

general financing for long-term investments in capital

improvements of existing generating facilities, acquisition

of new generation equipment (combustion turbines, etc.) and

Clean Air Act compliance, which when combined with the then

outstanding commercial paper / bank note program, will not

exceed $500 million.  Such other general financing will

include, but not be limited to, bank financing and/or bank

credit support, project financing, sales of secured or

unsecured debt, notes, debentures and issuance of equity.


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10.   Applicants  hereby amend Item No.  1.  Description  of

Proposed Transaction by adding the following to the  end  of

Section J.  Brokering, Trading and Marketing in the U.S.  as

follows:

          Energy  Sub (for a short period of time, prior  to

          completion of the transfer of assets to GENCO) and

          GENCO  propose  to engage in brokering,  marketing

          and  trading  activities around  its  own  assets.

          These   activities  include  meeting   contractual

          obligations, hedging risk, purchasing supplemental

          or economic replacement power and engaging in fuel

          supply  management of oil, gas, coal and  emission

          allowances.  In support thereof, Applicants  state

          the following:





     Imperative for efficient and effective asset management

     Access to a wide range of energy markets and products

through marketing and brokering will be absolutely essential for Genco to successfully manage its business risks and

optimize the overall performance of its portfolio of low-

cost generating assets and physical load obligations.

Specific examples of the ways in which Genco would engage in brokering and marketing activities include, but are not

limited to, the following:


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          a)   Sell excess generation to optimize performance.  For

          example, during certain conditions in which the generating resources exceed the load obligations, Genco may sell its

          excess generation on a short-term basis (e.g., hourly,

          daily) to neighboring utilities.



          b)   Displace higher-cost generation with less expensive

          purchases.  For example, when market conditions warrant,

          Genco may purchase lower-cost energy from regional power

          markets such as the Pennsylvania-New Jersey-Maryland (PJM)

          power pool on a short-term basis (e.g., hourly, daily) and reduce available output from higher-cost generation.



          c)   Replace generation suddenly unavailable due to forced

          outages.  For example, Genco may purchase power on a short-

          term basis (e.g., hourly, daily) from neighboring utilities to replace the amount of generation lost due to a forced

          generator outage.  These emergency purchases would be made as necessary to cover firm energy commitments previously

          made by Genco.  Without the authority to perform this

          activity, Genco could suffer severe financial damages due to


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          its failure to deliver firm power to a customer(s).



          d)   Purchase energy to cover unforeseen increases in firm

          load obligations.  For example, during severe weather

          conditions such as a major heat wave, Genco may purchase

          power on a short-term basis (e.g., hourly, daily, weekly)

          from regional power markets to ensure that the overall

          resources are sufficient to supply its increasing firm load obligations.



          e)   Purchase energy to manage operational risks.  For

          example, Genco may elect to purchase energy on a long-term basis (e.g., monthly, quarterly, annually) from regional

          markets such as CINERGY to replace the amount of generation to be lost due to a planned maintenance outage(s).



          f)   Purchase and resell energy to optimize performance.

          For example, when market conditions warrant, Genco may

          purchase energy on a short-term and/or long-term basis from a neighboring utility, and subsequently resell this energy to another neighboring utility.  This type of marketing

          activity would be used to reduce the costs of the


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          Genco portfolio of resources for any given point in time.



     In summary, access to short-term and long-term markets

through marketing and brokering efforts will ensure that

Genco is able to manage the operational risks associated

with its generating assets and physical load obligations,

while taking advantage of increased market opportunities as

they arise.  Without access to marketing and brokering

activities, Genco will not be able to effectively

participate in the energy market place.



No different from other traditional generation owners

     The authority sought by Genco to engage in marketing

and brokering activity is no different from that already

employed by other traditional owners of generation.  Such

activity provides increased market liquidity, enhanced

market intelligence, and a greater array of risk management

tools and products.  Without such activity, any generation

owner (whether a traditional utility or a non-traditional

entity such as Genco) must face the almost impossible task

of attempting to manage its fleet of assets without the

flexibility to access all potential markets and products

(such as those described above).


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Federal safeguards already exist to protect against

affiliate abuses

     Federal safeguards protect the Operating Companies'

regulated customers against potential affiliate abuses.  All transactions between AE Supply and its affiliates will be

made pursuant to FERC-approved tariffs, which expressly

protect against such affiliate abuses.  As required by FERC,

Genco will file quarterly reports identifying all contracts

(including those with affiliates) executed by Genco during

the prior quarter.  These publicly available filings will

provide a routine and ongoing check against potential

affiliate abuses in the future.



State safeguards are also in place to keep regulated

customers unharmed

     West Penn is transferring its generating assets to

Genco.  Genco will sell the power produced by these assets

on the wholesale and retail market.  The stated concern is

that Genco might collude with its utility affiliates in the

AE system to sell them wholesale power at inflated (higher

than market) rates that somehow can be passed on to and

recovered from retail customers of the regulated affiliates.

Such a scheme could not and would not occur.  First, those

who intend to compete with Genco (other suppliers) and those who expect to buy from Genco (both wholesale and retail),

for some time now, have been working with each state's


                               19


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utility regulators to ensure that any cross-subsidies will

be exposed and prohibited.  As states have moved to

deregulating generation markets, regulators have imposed

safeguards (Codes of Conduct) to prevent collusion between

affiliates.  Pennsylvania requires both that no sales occur

between Genco and West Penn without the sale first being

posted on the web and made available to others, and that all transactions be reported to the Pa PUC monthly.  When

Maryland's generation markets open next year, the State's

Code of Conduct requires that Genco must supply power to non-

affiliated suppliers on the same terms as it offers to

Allegheny Power, and further requires that affiliate

transactions be electronically posted at the time of

execution.  To the extent customers or prospective

competitors are dissatisfied with the posted transactions,

each state has a complaint procedure, an auditing procedure

and the ability to obtain redress.



     In Virginia, West Virginia and Ohio, states that for

now continue traditional regulation, power purchases are

passed through to ratepayers pursuant to a fuel purchase

proceeding.  These proceedings are litigated cases in which

regulatory staff, consumer advocates and intervenors all

have the opportunity to obtain discovery and to advocate

their positions.  In each case, all power purchase

transactions must be disclosed to the states' utility

regulators. Sales between affiliates at out-of-the-market


                             20


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prices would be easily traceable, and the state's mechanism of redress will remain, as it is currently, regulatory

jurisdiction over the purchaser.  To assume that affiliates

could collude in power transactions is to assume the

inefficacy of state regulation.  It also assumes that the

sophisticated supplier competitors (who in fact were much

more concerned that affiliates would sell below market and

hence deprive them of a commercial opportunity) would not be diligent in protecting their rights.



     Second, there is no economic incentive to act in such a

manner.  The retail rates of all of Allegheny Energy's T & D subsidiaries will remain regulated and/or subject to caps

for a number of years. To the extent these utility

subsidiaries pay more than wholesale market price to Genco,

they would be unable to pass it on to their customers thus

reducing their own profits.  Genco's profit would be offset

by correspondingly lower earnings from regulated sales.

Overall, Allegheny Energy would be no better off.



     In addition, in Pennsylvania1, the Public Utility

Commission mandated that Allegheny Energy Inc.'s regulated

affiliate (West Penn) be required to serve, at a fixed

price, those retail customers of West Penn that do not

select an alternative generation supplier. This mandatory

_______________________________
1 Pennsylvania implemented partial retail customer choice effective January 1, 1999. Full retail customer choice will be implemented effective January 1, 2000.


                              21


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obligation to serve customers at a fixed price (which will

remain in effect through December 31, 2008), guarantees that

Allegheny Energy, Inc.'s existing regulated customers in

Pennsylvania will be unharmed by potential affiliate abuse.

When market prices are above the fixed "regulated" price,

the retail customers would presumably remain with the

regulated affiliate rather than purchasing power at higher

prices from an alternative supplier.  Conversely, when

prices are below the fixed "regulated" price, the retail

customers would most likely opt to buy power from an

alternative supplier rather than paying a higher price to

the regulated affiliate.  In either case, the customer is

unharmed.  In Maryland, a similar plan was recently approved for full retail customer choice beginning on July 1, 2000.

In Allegheny Energy, Inc.'s remaining state jurisdictions in which plans for retail competition are currently being

considered, the FERC-approved existing power supply

agreement governs all affiliate transactions and serves to

protect against abuses from unregulated affiliates.



     In short, there is no market incentive for the type of

collusion, which is the subject of SEC concern.  Further,

there are existing regulatory prohibitions, required

regulatory filings, and regulatory commissions and

sophisticated consumer advocates and supply competitors that will maintain a watchful eye to make certain such abuses do

not occur.


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11.  Applicants hereby request permission to reserve

jurisdiction over the transactions not specifically

authorized in the order, as necessary.


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                          SIGNATURE



          Pursuant to the requirements of the Public Utility

Holding  Company  Act of 1935, the Undersigned  Company  has

duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.



                              ALLEGHENY ENERGY, INC.


                              By  /s/ Thomas K. Henderson
                              Thomas K. Henderson, Esq.
                              Vice President


                              WEST PENN POWER COMPANY


                              By  /s/ Thomas K. Henderson
                              Thomas K. Henderson, Esq.
                              Vice President


                              ALLEGHENY ENERGY
                              SERVICE CORPORATION


                              By  /s/ Thomas K. Henderson
                              Thomas K. Henderson, Esq.
                              Vice President


                              AYP ENERGY, INC.


                              By  /s/ Thomas K. Henderson
                              Thomas K. Henderson, Esq.
                              Vice President



Dated: November 17, 1999